1299156

DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04008174

January 29, 2004

Act	Sec Exch Act of 1934
Section	17
Rule	17a-5
Public Availability	2-12-04

Mr. Joseph S. Fichera
President & CEO
Saber Capital Partners LLC
44 Wall Street
New York, NY 10005

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Fichera:

We have received your letter, dated January 6, 2004, in which you request on behalf of Saber Capital Partners LLC (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on September 15, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on September 15, 2003, and the firm has not earned any fee revenue in 2003 and was prevented from developing business by previous business obligations of the parent company, you have requested an exemption from filing an audited annual report for the year-ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from September 15, 2003, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Susan DeMando, NASD Regulation

edh

SABER CAPITAL PARTNERS
44 WALL STREET
NEW YORK, NY 1005

January 6, 2004

SECURITIES AND EXCHANGE COMMISSION
JAN 12 2004
DIVISION OF MARKET REGULATION

Securities and Exchanges Commission
Division of Market Regulation
450 Fifth Street NW
Washington, DC 20549

**Re: Waiver from filing Annual Audited Financial Statements for period ending December 31, 2003
CRD #126126; SEC #: 8-65865**

Dear Sirs:

Saber Capital Partners LLC ("Saber") application for membership with the NASD was approved on September 2, 2003. The Membership Agreement was signed and returned to the District 10 office of the NASD on or about that date. Saber was approved to provide investment banking services and general strategic advisory services in the energy and utility fields, and private placement of securities.

Since the date of approval for membership with the NASD, Saber has not had any transactions relating to its approved types of business and, in fact, has only had a small amount of interest income as its total source of revenue through December 31, 2003. The last four months have been focused on organizational and business development for Fiscal Year 2004. Saber has filed and continues to file FOCUS reports and other required financial information and net capital computations on a timely basis. Saber is in compliance with net capital rules and other rules governing its membership.

Since Saber has not yet earned any fee revenues, and has only incurred expenses during its development stage, we respectfully request a waiver from the requirement under SEC Rule 17a-5 to file Annual Audited Financial Statements for the period ending December 31, 2003 and instead file a report covering the period from the membership date to December 31, 2004.

Should you need any further information regarding this request, please let me know. We would appreciate a prompt approval of this request for a waiver of the annual audit for the period ending December 31, 2003.

Thank you very much for your consideration.

Very truly yours,

Joseph S. Fichera
President and CEO

cc: NASD, District 10
One Liberty Street, New York, NY 10006